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                                                                  Exhibit 99.(c)

     The following provisions of the Declaration of Trust and By-Laws of Prudential Core Investment Fund constitute all instruments defining the rights of holders of the securities proposed to be offered.

I.   Relevant Provisions of Declaration of Trust:

     Article III                        Shares
     Article IV                         The Board of Trustees
     Article V                          Shareholders' Voting Powers and Meetings
     Article VIII                       Termination of Trust or Series
     Article VIII                       Amendments
     Article VIII                       Derivative Actions

II.  Relevant Provisions of By-Laws:

     Article III                        Shareholders
     Article XII                        Amendments